                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of September 2004




                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    X        Form 40-F
                -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)


      Yes                           No    X
                -------                -------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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[BANCOLOMBIA LOGO]                                                         CIB
                                                                          LISTED
                                                                           NYSE


                      DECISION OF THE BOARD OF DIRECTORS OF
                        SURAMERICANA DE INVERSIONES S.A.


MEDELLIN, COLOMBIA. SEPTEMBER 14, 2004


We have been informed today by the Legal Representative of Suramericana de
Inversiones S.A. that the board of such company has authorized him to request that Bancolombia S.A., Conavi Banco Comercial y de Ahorros S.A. and Corfinsura
S.A. undertake the necessary studies to evaluate their combination.


The studies will relate to all the material aspects of any such combination so that, if the combination is technically and legally feasible, the necessary procedures may be initiated within each of the subject companies and before the regulatory authorities, so that each entity may make the decisions it deems appropriate in respect of the proposed combination

If Bancolombia S.A. does decide to combine with Conavi Banco Comercial y de
Ahorros S.A. and Corfinsura S.A., it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero at (574) 510 8866. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities
Act of 1933.




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
CONTACTS
JAIME A. VELASQUEZ     MAURICIO BOTERO          FAX: (574) 2317208
FINANCIAL VP           IR MANAGER               WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666    TEL.: (574) 5108866      INVESTORRELATIONS@BANCOLOMBIA.CO

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                                    SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BANCOLOMBIA S.A.
                                        (Registrant)


Date: September 14, 2004            By /s/ JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------------
                                    Name: Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance